Exhibit 99.1

Company announcement — No. 13/2018

Zealand announces net sales of Soliqua® 100/33 and Lyxumia®/Adlyxin® for the first quarter of 2018

•                  Net sales of Soliqua® 100/33 and Lyxumia®/Adlyxin® of EUR 14.5 million/USD 17.9 million in Q1 2018

•                  Zealand will receive royalties on global net sales

Copenhagen, April 27, 2018 — Zealand Pharma (“Zealand”) announces Q1 2018 net sales by Sanofi from Soliqua® 100/33/ Suliqua® of EUR 9.0 million/USD 11.1 million and from Lyxumia®/Adlyxin® (lixisenatide) of EUR 5.5 million/USD 6.7 million.

The products are commercialized by Sanofi. Zealand receives 10% of global net sales and potentially up to USD 100 million in commercial milestones.

Zealand’s first quarter results for 2018 will be published on May 16, 2018.

For further information, please contact:

Britt Meelby Jensen, CEO and President
Tel.: +45 51 67 61 28, e-mail: bmj@zealandpharma.com

Mats Blom, Executive Vice President and Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About lixisenatide and Soliqua® 100/33

Lixisenatide is a Zealand-invented once-daily prandial GLP-1 receptor agonist for the treatment of type 2 diabetes. Zealand licensed the global development and commercialization rights to lixisenatide to Sanofi. Lixisenatide is marketed under the brand name Lyxumia® in more than 45 countries and under the brand name Adlyxin® in the U.S.

Sanofi has developed a fixed-dose combination of lixisenatide and insulin glargine 100 units/ml (Lantus®), which is sold under the brand name Soliqua® 100/33 in the United States and Suliqua® in Europe.

Soliqua® 100/33 is approved in the United States as an adjunct therapy to diet and exercise to improve glycemic control in adults with type 2 diabetes inadequately controlled on basal insulin (less than 60 units daily) or lixisenatide alone.

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Zealand has a late stage clinical portfolio of proprietary product candidates focusing on specialty gastrointestinal and metabolic diseases. In addition, it has two marketed products, commercialized by Sanofi, and two product candidates under license collaboration with Boehringer Ingelheim.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.